UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        COLORADO WYOMING RESERVE COMPANY
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                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    628652109
                          -----------------------------
                                 (CUSIP Number)


           Kim M. Fuerst                                  With copies to:
           President and                            Patricia M. Mitchell, Esq.
      Chief Executive Officer                       Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management LLC                370 17th Street, Suite 4700
      1801 Broadway, Suite 600                        Denver, Colorado  80202
       Denver, Colorado 80202                             (303) 892-9400
           (303) 296-1908

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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                DECEMBER 11, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

CUSIP No. 628652109                SCHEDULE 13D            Page  2  of  4  Pages
         --------------                                         ---    ---

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            F. Robert Tiddens
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|

                                                                 (b) |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

            00 - (See Items 3 and 4)
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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       NUMBER OF           7    SOLE VOTING POWER
                                   437,030 (See Item 5.)
         SHARES
                        --------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY
                        --------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
                                   437,030 (See Item 5.)
       REPORTING
                        --------------------------------------------------------
         PERSON            10   SHARED DISPOSITIVE POWER

          WITH
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            437,030 (See Item 5.)
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             |_|

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 16.8%, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the issuance of 100,000 shares of Common Stock issuable upon exercise of a stock option.
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  14    TYPE OF REPORTING PERSON*

            IN
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

Colorado Wyoming Reserve Company                              Page 3 of 4 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                 January 5, 1999



ITEM 1.     SECURITY AND ISSUER.

            Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

            Colorado Wyoming Reserve Company
            c/o Trinity Petroleum Management, LLC
            1801 Broadway, Suite 600
            Denver, Colorado 80202
            (303) 296-1908

            The names and addresses of the principal executive officers of the Company are as follows:

   NAME                     TITLE                             ADDRESS

Kim M. Fuerst            President, Treasurer,         1801 Broadway, Ste 600
                         CEO & CFO                     Denver, CO 80202

Faisal Chaudhary         Secretary                     151 Toby Lane
                                                       Anaheim Hills, CA 92807


ITEM 2.     IDENTITY AND BACKGROUND.

    (a)     F. Robert Tiddens
    (b)     8360 E. Hinsdale Avenue, Englewood, Colorado 80112
    (c)     Director
    (d) Mr. Tiddens has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) Mr. Tiddens has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    (f)     United States citizenship.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Not Applicable.  No shares acquired.


ITEM 4.     PURPOSE OF TRANSACTION.

    This Amendment No. 1 is being filed to reflect the vesting, within sixty days, of an option to purchase up to 100,000 shares of the Company's Common Stock by Mr. Tiddens. On February 11, 1998, the Company granted to Mr. Tiddens, in consideration for his service as a member of the Board of Directors, a stock option to purchase

Colorado Wyoming Reserve Company                              Page 4 of 4 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                 January 5, 1999


100,000 shares of Common Stock pursuant to the Company's Equity Incentive Plan. The stock option is exercisable at a price of $3.25 per share and will vest on February 11, 1999.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) Mr. Tiddens beneficially owns 437,030 shares of Common Stock, which represents approximately 16.8 percent of the Company's Common Stock. Mr. Tiddens has sole voting and dispositive power over such Shares.

    (c) Mr. Tiddens has not been involved in any Share transactions during the last sixty days.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

    (e) Mr. Tiddens is the beneficial owner of more than 5 percent of the Company's Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no contracts, arrangements, understandings or relationships between Mr. Tiddens and any other person with respect to any securities of the Company other than the director stock option referenced above.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A -- Stock Option Agreement, dated as of February 11, 1998, between the Company and F. Robert Tiddens.




                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated January 5, 1999                      /S/ F. ROBERT TIDDENS
                                          --------------------------------------
                                          F. Robert Tiddens, Director